551 Fifth Avenue • Suite 300 New York, NY 10176 Telephone: 212-297-9708 Facsimile: 866-406-3683 Dean Chin Vice President and Assistant Controller
May 24, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2008
Filed on December 22, 2008
Form 10-K for the year ended October 31, 2009
Filed December 22, 2009
Schedule 14A
Filed February 1, 2010
File No. 001-08929
Ladies and Gentlemen:
In connection with the staff’s letter dated May 11, 2010 relating to the above-captioned filings, this will confirm my voicemail message left on Friday, May 21, 2010 with Ms. Jaime John of the Division of Corporate Finance that ABM Industries will respond to staff comments set forth in such letter on or before June 25, 2010.
Please contact the undersigned at (212) 297- 9708 with any questions concerning the foregoing. The undersigned’s facsimile number is 866-406-3683.
Very truly yours,
/s/ Dean Chin
Dean Chin
Vice President and Assistant Controller